                                                                    Exhibit 99.1

THE THOMSON CORPORATION
Toronto Dominion Bank Tower, Suite 2706                           [THOMSON LOGO]
PO Box 24, Toronto-Dominion Centre
Toronto, Ontario M5K 1A1
Tel (416) 360-8700   Fax (416) 360-8812
www.thomson.com


NEWS RELEASE


INVESTOR CONTACT:                                   MEDIA CONTACT:
John Kechejian                                      Jason Stewart
Vice President, Investor Relations                  Director, Public Relations
(203) 328-9470                                      (203) 328-8339
john.kechejian@thomson.com                          jason.stewart@thomson.com


FOR IMMEDIATE RELEASE
--------------------------------------------------------------------------------
                  THE THOMSON CORPORATION HOLDS ANNUAL MEETING
                                OF SHAREHOLDERS
--------------------------------------------------------------------------------
(UNLESS OTHERWISE STATED, ALL AMOUNTS ARE IN US DOLLARS)

TORONTO, MAY 8, 2002 - The Thomson Corporation (TSX:TOC) held its annual meeting of shareholders today in Toronto. Immediately following the meeting Kenneth R. Thomson stepped down as Chairman of the Corporation. In keeping with transition plans announced two years ago, Mr. Thomson's son, David Thomson, (age 44) was appointed the new Chairman.

         Kenneth R. Thomson will remain a director of The Thomson Corporation and Chairman of The Woodbridge Company Limited, the Thomson family holding company and the principal shareholder of The Thomson Corporation.

         Speaking of the transition, Kenneth R. Thomson, former Chairman of the Corporation, said, "David has been a director of this company for more than a decade and he understands our business extremely well. I know that together with our Deputy Chairman, Geoff Beattie, and the board of directors, he will provide the proper support to Dick Harrington and his management team to fulfill our company's potential and to create long-term value for all the shareholders.

         "2001 was a tumultuous year on many fronts. In spite of an environment of uncertainty and a deteriorating economy, especially in the second half of the year, The Thomson Corporation once again turned in an impressive performance," Mr. Thomson told shareholders.

THOMSON HOLDS ANNUAL MEETING OF SHAREHOLDERS
May 8, 2002
Page 2



         David Thomson, newly elected Chairman of The Thomson Corporation, reflected on his father's tenure as Chairman.

         "I share the excitement that my father has just expressed to you about the future of this company. During my father's 25-year tenure as Chairman, businesses have been sold and new ones acquired and grown. Today Thomson is a focused business in a growing area of the economy. The major strategic decisions supported by my father have created significant value for all our shareholders.

         "My father has always rejected short-term gains in order to provide the resources for long-term development strategies at Thomson. Growth in shareholder value has always been his paramount concern and he has certainly succeeded," said David Thomson.

         The text of comments from Kenneth R. Thomson and David Thomson are provided as attachments to this press release.

THE THOMSON CORPORATION
         The Thomson Corporation, with 2001 revenues of $7.2 billion, is a global leader in providing integrated information solutions to business and professional customers. The Corporation's common shares are currently listed on the Toronto and London stock exchanges.

THIS NEWS RELEASE INCLUDES FORWARD-LOOKING STATEMENTS, WHICH ARE BASED ON CERTAIN ASSUMPTIONS AND REFLECT THE CORPORATION'S CURRENT EXPECTATIONS. THESE FORWARD-LOOKING STATEMENTS ARE SUBJECT TO A NUMBER OF RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS OR EVENTS TO DIFFER MATERIALLY FROM CURRENT EXPECTATIONS. SOME OF THE FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM CURRENT EXPECTATIONS ARE: ACTIONS OF OUR COMPETITORS; FAILURE OF OUR SIGNIFICANT INVESTMENTS IN TECHNOLOGY TO INCREASE OUR REVENUES OR DECREASE OUR OPERATING COSTS; FAILURE TO FULLY DERIVE ANTICIPATED BENEFITS FROM OUR ACQUISITIONS; FAILURE TO DEVELOP ADDITIONAL PRODUCTS AND SERVICES TO MEET OUR CUSTOMERS' NEEDS, ATTRACT NEW CUSTOMERS OR EXPAND INTO NEW GEOGRAPHIC MARKETS; FAILURE TO MEET THE SPECIAL CHALLENGES INVOLVED IN EXPANSION OF OUR OPERATIONS OUTSIDE NORTH AMERICA; FAILURE TO RECRUIT AND RETAIN HIGH QUALITY MANAGEMENT AND KEY EMPLOYEES; CONSOLIDATION OF OUR CUSTOMERS; INCREASED SELF-SUFFICIENCY OF OUR CUSTOMERS; INCREASED ACCESSIBILITY TO FREE OR RELATIVELY INEXPENSIVE INFORMATION SOURCES; FAILURE TO MAINTAIN THE AVAILABILITY OF INFORMATION OBTAINED THROUGH LICENSING ARRANGEMENTS AND CHANGES IN THE TERMS OF OUR LICENSING ARRANGEMENTS; CHANGES IN THE GENERAL GLOBAL ECONOMIC CONDITIONS; INADEQUATE PROTECTION OF OUR INTELLECTUAL PROPERTY RIGHTS; AN INCREASE IN OUR EFFECTIVE INCOME TAX RATE; IMPAIRMENT LOSS AFFECTING OUR GOODWILL AND IDENTIFIABLE INTANGIBLE ASSETS RECORDED ON OUR BALANCE SHEET; AND FAILURES OR DISRUPTIONS OF OUR ELECTRONIC DELIVERY SYSTEMS OR THE INTERNET. ADDITIONAL FACTORS ARE DISCUSSED IN THE CORPORATION'S MATERIALS FILED WITH THE SECURITIES REGULATORY AUTHORITIES IN CANADA AND THE UNITED STATES FROM TIME TO TIME. THE CORPORATION DISCLAIMS ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

THOMSON HOLDS ANNUAL MEETING OF SHAREHOLDERS
May 8, 2002
Page 3

                               KENNETH R. THOMSON
               REMARKS FROM THE THOMSON CORPORATION ANNUAL MEETING

AT THE ANNUAL MEETING OF SHAREHOLDERS OF THE THOMSON CORPORATION HELD AT THE DESIGN EXCHANGE IN TORONTO ON WEDNESDAY, MAY 8, 2002, THE CHAIRMAN, KENNETH R. THOMSON, REMARKED:

(UNLESS OTHERWISE STATED, ALL AMOUNTS ARE IN US DOLLARS)

Ladies and Gentlemen:  I would like to welcome you to our annual meeting of shareholders.

As many of you know, we usually hold this meeting in Roy Thomson Hall, but the hall is currently undergoing extensive renovations and will reopen later this year in its renewed glory. It will be nice to return next year to Roy Thomson Hall, which has traditionally been the home of our annual meeting. However, The Design Exchange has been most obliging and anxious to please, and I am confident that we will have a good meeting today.

And we do have connections with this venue, for it was in this very room in 1965 that shares in Thomson Newspapers, one of the businesses that was to become part of The Thomson Corporation, first traded.

**********************
2001 was a tumultuous year on many fronts. In spite of an environment of uncertainty and a deteriorating economy, especially in the second half of the year, The Thomson Corporation once again turned in an impressive performance. We achieved significant gains both in revenues from continuing operations excluding disposals, which were up 18%, and in earnings before interest, taxes, depreciation and amortization from continuing operations excluding disposals, which was up 17% over 2000.

Each of our four market groups - Legal and Regulatory, Learning, Financial, and Scientific and Healthcare - performed well. Expansion of those businesses was driven by organic growth and by a number of acquisitions.

Last summer we completed the second largest acquisition in Thomson history - the higher education and corporate training assets of Harcourt General for $2.1 billion. These assets have given us much greater scale in these important markets and have opened additional opportunities for future growth.

While we buy businesses when they fit our strategy, and the price and the potential are attractive, we continue to emphasize the importance of organic growth in our businesses. Across each of our markets, through prudent investing on product-development and technology initiatives, we have expanded the breadth and depth of our information-offerings, added applications, and provided more electronic delivery options to give our customers quick and complete solutions to their information needs.

THOMSON HOLDS ANNUAL MEETING OF SHAREHOLDERS
May 8, 2002
Page 4

Our strong performance shows just how well we are executing on our strategy of providing business and professional customers with high-quality, must-have information solutions that increase their productivity and give them competitive advantages in their markets.

We continue to take advantage of technology in growing our business. I am pleased to say that in 2001 our electronic revenues totaled nearly $4 billion, up 23% from 2000, and now comprise more than half of our total revenues. Only five years ago electronic revenues totaled only about $1 billion. Our investments in technology not only assist in product delivery, they assist in product development. Our ability to combine information - ours or anyone's, including the customers' - with electronic tools gives us the power to create information solutions tailored to a client's needs in a way that would have been unthinkable even 10 years ago.

Last week we announced solid results for our first quarter, confirming our confidence in our expectations for the year.

**********************
I expect that all of you know of the tragic impact of the terrorist attacks of September 11 on The Thomson Corporation. We had approximately 200 employees in the World Trade Center, and 2,000 employees within a couple of blocks of that complex. While most of these people escaped serious harm, 11 of our employees perished. I know that I speak on behalf of all of you in saying once again to the families of these Thomson colleagues that they have our most profound sympathy. Their names and a tribute to them are included in the annual report.

**********************
The last several years have been a period of transformation for The Thomson Corporation. We are very happy with the results of that transformation. We like the prospects of the businesses we have chosen to be in. We like our positions of strength in those businesses. We are confident of our ability to grow, to serve our customers well, and thereby to prosper.

At our meeting two years ago I announced that I would be stepping down as Chairman in two years time. Over that time I have transitioned a number of responsibilities to my son, David. I am delighted that immediately after this meeting he will be taking over as Chairman of The Thomson Corporation.

THOMSON HOLDS ANNUAL MEETING OF SHAREHOLDERS
May 8, 2002
Page 5

David has been a director of this company for more than a decade and he understands our business extremely well. I know that together with our Deputy Chairman, Geoff Beattie, and the board of directors he will provide the proper support to Dick Harrington and his management team to fulfill our company's potential and to create long-term value for all the shareholders.

David will make some brief comments in a few minutes.

**********************
I have had the remarkable pleasure of being Chairman of this company for over 25 years of extraordinary change and growth. I have worked closely with the three presidents we have had over that time. I have also had the good fortune to have had at my side visionary Deputy Chairmen in John Tory and Geoff Beattie.

I will remain on the board of Thomson - of course, subject to the views of my new Chairman! I will also continue as Chairman of Woodbridge.

Before turning to the balance of the business of the meeting, I want to emphasize to you how proud I am of what all Thomson employees have accomplished in making this company a leader in every way in which a business can be measured.

And lastly, I would like to say that one of the most satisfying aspects of this job has been the support and encouragement of my fellow shareholders. I am deeply grateful for this.

I look forward to seeing you at these meetings, and at other events, in the years to come.

THOMSON HOLDS ANNUAL MEETING OF SHAREHOLDERS
May 8, 2002
Page 6

                               DAVID K.R. THOMSON
                             NEWLY ELECTED CHAIRMAN
               REMARKS FROM THE THOMSON CORPORATION ANNUAL MEETING

AT THE ANNUAL MEETING OF SHAREHOLDERS OF THE THOMSON CORPORATION HELD AT THE DESIGN EXCHANGE IN TORONTO ON WEDNESDAY, MAY 8, 2002, DAVID THOMSON, INCOMING CHAIRMAN REMARKED:

(UNLESS OTHERWISE STATED, ALL AMOUNTS ARE IN US DOLLARS)

Good Afternoon. I am very honoured to address you today. I share the excitement that my father has just expressed to you about the future of this company.

I wish to say a few words about my father on the occasion of his stepping down as Chairman of Thomson.

When my grandfather, Roy Thomson, passed away in 1976, what is now The Thomson Corporation was a diverse portfolio of assets - newspaper publishing, oil and gas, leisure travel and information publishing. The Thomson business was then worth roughly $500 million.

During father's 25-year tenure as Chairman, businesses have been sold and new ones acquired and grown. Today Thomson is a focused business in a growing area of the economy. The major strategic decisions supported by my father have created significant value for all our shareholders. The Thomson business is now worth about $20 billion.

As a shareholder, I am delighted with that record. As my father's successor, I am humbled by it.

My father's ability to manage and lead people has been extraordinary. Thomson has always hired executives of the highest calibre and supported their initiative. Father firmly understood that a company with a significant shareholder has a competitive advantage. He has always rejected short-term gains in order to provide the resources for Thomson's long-term development strategies. Growth in shareholder value has always been his paramount concern and he has certainly succeeded.

Every year brings change for Thomson, but there will be no deviation from the way in which my father has chaired the business. We must continue to pursue and inspire the finest professional managers in the field to lead their people to great things. Management must always be encouraged to reassess strategy and promote long-term value creation.

Father, I wish to thank you deeply on behalf of all the Thomson family, The Thomson Corporation board of directors, the employees and shareholders for your brilliant leadership of this company. May you continue to inspire all of us.